Exhibit 99.1

Heritage Commerce Corp to Participate in U.S. Treasury's Capital Purchase Program
Receives Preliminary Approval for $40 Million

San Jose, CA – November 5, 2008 — **Heritage Commerce Corp (Nasdaq: HTBK),** parent company of Heritage Bank of Commerce, today announced that the Company has obtained preliminary approval of its application for the United States Treasury Department to invest approximately $40 million in the Company's preferred stock and common stock warrants. The investment is expected to occur during the fourth quarter of 2008. The preferred stock will pay a 5% dividend for the first five years, after which the rate will increase to 9% if the preferred shares are not redeemed by the Company.

"The additional capital will further enhance the Company's already well-capitalized position," said Walter Kaczmarek, President and Chief Executive Officer. "This investment will increase our ability to meet the needs of our customers and the communities we serve. It also benefits shareholders by providing the capital base for us to expand our market share in a sound manner and build shareholder value."

For bank regulatory purposes, both the consolidated Company and Heritage Bank of Commerce are "well-capitalized" as of September 30, 2008, the latest reporting date. On a pro forma basis, if the issuance of the preferred stock had occurred on September 30, 2008, the Company's consolidated leverage ratio would have increased to 10.72% from 8.27%, the Tier 1 risked-based capital ratio would have increased to 11.70% from 8.83%, and the total risk-based capital ratio would have increased to 12.95% from 10.08%. "We believe the benefits of the capital infusion will far outweigh any dilution from the Treasury's equity participation," said Mr. Kaczmarek.

The U.S. Treasury introduced the Capital Purchase Program on October 14, 2008, under which the Treasury will make up to $250 billion in equity capital available to qualifying financial institutions to help restore confidence and stability in the U.S. financial markets. The Treasury's term sheet with additional detail about the Capital Purchase Program is available on the Treasury's website at http://www.ustreas.gov.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with Loan Production Offices in Fresno, Sacramento, Oakland, and Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

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